UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

US FOODS HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

912008109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton, Dubilier & Rice Fund VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 47,085,118(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 47,085,118(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,085,118(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 21.32%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 47,085,118(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 47,085,118(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,085,118(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 21.32%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 62,395,488(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 62,395,488(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,395,488(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 28.26%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Investment Associates VII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 62,395,488(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 62,395,488(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,395,488(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 28.26%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,742,963(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,742,963(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,742,963(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 4.41%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII (Co-Investment), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,742,963(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,742,963(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,742,963(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 4.41%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR USF Co-Investor, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,680,674(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,680,674(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,680,674(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 6.20%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR USF Co-Investor GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,680,674(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,680,674(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,680,674(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 6.20%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR USF Co-Investor No. 2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,567,407(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,567,407(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,567,407(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 2.52%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR USF Co-Investor GP No. 2 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,567,407(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,567,407(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,567,407(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 2.52%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Parallel Fund VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 237,844(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 237,844(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 237,844(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.11%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 912008109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Parallel Fund Associates VII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 237,844(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 237,844(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 237,844(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.11%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	See Item 4(c) below.
(2)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.

Item 1.

(a)	Name of Issuer

US Foods Holding Corp.

(b)	Address of Issuer’s Principal Executive Offices

9399 W. Higgins Road, Suite 500

Rosemont, IL 60018

(847) 720-8000

Item 2.

(a)	Name of Person Filing

Name of Person Filing	Address	Citizenship
Clayton, Dubilier & Rice Fund VII, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VII, Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VII, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Investment Associates VII, Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VII (Co-Investment), Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CDR USF Co-Investor, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CDR USF Co-Investor GP Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CDR USF Co-Investor No. 2, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CDR USF Co-Investor GP No. 2 Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Parallel Fund VII, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Parallel Fund Associates VII, Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands

Clayton, Dubilier & Rice Fund VII, L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Investment Associates VII, Ltd., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Associates VII (Co-Investment), Ltd., CDR USF Co-Investor, L.P., CDR USF Co-Investor GP Limited, CDR USF Co-Investor No. 2, L.P., CDR USF Co-Investor GP No. 2 Limited, CD&R Parallel Fund VII, L.P. and CD&R Parallel Fund Associates VII, Ltd. have entered into a Joint Filing Agreement, dated February 10, 2017, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence

See Item 2(a) above.

(c)	Citizenship

See Item 2(a) above.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

912008109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See below.

(b)	Percent of class:

See below.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See below.

(ii)	Shared power to vote or to direct the vote

See below.

(iii)	Sole power to dispose or to direct the disposition of

See below.

(iv)	Shared power to dispose or to direct the disposition of

See below.

As of the dates listed in the table below, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of US Foods Holding Corp. listed opposite its name:

	As of December 31, 2016			As of February 10, 2017
Reporting Person	Amount Beneficially Owned		Percent of Class(a)	Amount Beneficially Owned		Percent of Class(b)
Clayton, Dubilier & Rice Fund VII, L.P.	44,444,444	(c)(e)	20.13%	33,404,444	(c)(e)	15.13%
CD&R Associates VII, Ltd.	0	(c)	0%	0	(c)	0%
CD&R Associates VII, L.P.	0	(c)(d)	0%	0	(c)(d)	0%
CD&R Investment Associates VII, Ltd.	0	(c)(d)	0%	0	(c)(d)	0%
Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.	12,962,963	(d)	5.87%	9,742,963	(d)	4.41%
CD&R Associates VII (Co-Investment), Ltd.	0	(d)	0%	0	(d)	0%
CDR USF Co-Investor, L.P.	18,202,068	(e)	8.24%	13,680,674	(f)	6.20%
CDR USF Co-Investor GP Limited	0	(e)	0%	0	(e)	0%
CDR USF Co-Investor No. 2, L.P.	7,407,407	(e)	3.35%	5,567,407	(e)	2.52%
CDR USF Co-Investor GP No. 2 Limited	0	(e)	0%	0	(e)	0%
CD&R Parallel Fund VII, L.P.	316,450	(f)	0.14%	237,844	(f)	0.11%
CD&R Parallel Fund Associates VII, Ltd.	0	(d)(f)	0%	0	(d)(f)	0%

(a)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016.
(b)	Based on 220,812,455 shares of common stock outstanding as of December 31, 2016, after giving effect to the sale on January 31, 2017 by Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR USF Co-Investor, L.P. and CDR USF Co-Investor No. 2, L.P. (the “CD&R Affiliates”) of certain shares held by them, pursuant to an effective registration statement (File No. 333-215534) filed by the Company on January 23, 2017 that provided for the sale by the CD&R Affiliates and certain other selling stockholders of certain shares of the Company’s common stock (“Shares”). Pursuant to the related Underwriting Agreement, dated January 25, 2017, between the Company, the CD&R Affiliates, certain other selling stockholders and the several underwriters named therein, in a transaction on January 31, 2017, the CD&R Affiliates sold an aggregate of 20,700,000 Shares.
(c)	Clayton, Dubilier & Rice Fund VII, L.P. is a Cayman Islands exempted limited partnership of which CD&R Associates VII, Ltd. is the general partner, whose sole stockholder is CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner. Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as of the shares held by each of Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR USF Co-Investor, L.P. and CDR USF Co-Investor No. 2, L.P.
(d)	Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. is a Cayman Islands exempted limited partnership of which CD&R Associates VII (Co-Investment), Ltd. is the general partner, whose sole stockholder is CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner. CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two-person board of directors, Donald J. Gogel and Kevin J. Conway, as the directors of each of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by the CD&R Affiliates. Such persons expressly disclaim such beneficial ownership.

(e)	CDR USF Co-Investor, L.P. is a Cayman Islands exempted limited partnership of which CDR USF Co-Investor GP Limited is the general partner, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P. CDR USF Co-Investor No. 2, L.P. is a Cayman Islands exempted limited partnership of which CDR USF Co-Investor GP No. 2 Limited is the general partner, whose sole stockholder is CD&R Associates VII, L.P. Each of CDR USF Co-Investor GP Limited and CDR USF Co-Investor GP No. 2 Limited expressly disclaims beneficial ownership of the shares held by each of CDR USF Co-Investor, L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., and CDR USF Co-Investor No. 2, L.P. Clayton, Dubilier & Rice Fund VII, L.P. expressly disclaims beneficial ownership of the shares held by each of CDR USF Co-Investor, L.P. and CDR USF Co-Investor No. 2, L.P.
(f)	CD&R Parallel Fund VII, L.P. is a Cayman Islands exempted limited partnership of which CD&R Parallel Fund Associates VII, Ltd. is the general partner. CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P, CDR USF Co-Investor, L.P. and CDR USF Co-Investor No. 2, L.P.

Investment and voting decisions with respect to shares held by each of the CD&R Affiliates are made by an investment committee of limited partners of CD&R Associates VII, L.P. (the “Investment Committee”). The CD&R investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Manvinder Singh Banga, James G. Berges, John C. Compton, Kevin J. Conway, Russell P. Fradin, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian Griffiths, Marco Herbst, Sarah Kim, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Roberto Quarta, Christian P. Rochat, Ravi Sachdev, Richard J. Schnall, Stephen Shapiro, Nathan K. Sleeper, Derek L. Strum, Sonja Terraneo, David H. Wasserman and Jonathan L. Zrebiec. All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

See Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

Each of the CD&R Affiliates is a party to the Amended and Restated Stockholders Agreement, dated as of June 1, 2016 (the “Stockholders Agreement”), among US Foods Holding Corp. (“US Foods”), KKR 2006 Fund, L.P., KKR PEI Investments, L.P., KKR Partners III, L.P., OPERF Co-Investment LLC and ASF Walter Co-Invest L.P. (collectively, the “KKR Funds”) and the CD&R Affiliates. The Stockholders Agreement requires that the CD&R Affiliates and the KKR Funds vote their shares of the common stock of US Foods (the “Common Stock”) for directors that are designated in accordance with the provisions of the Stockholders Agreement.

The stock ownership reported for the CD&R Affiliates does not include any shares owned by the KKR Funds. Each of the CD&R Affiliates disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement. The aggregate number of shares of Common Stock beneficially owned collectively by the CD&R Affiliates and the KKR Funds, based on available information, is approximately 125,266,663, which represents approximately 56.7% of the outstanding Common Stock.

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

CLAYTON, DUBILIER & RICE FUND VII, L.P.
	By:	CD&R Associates VII, Ltd., its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, LTD.

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, L.P.
	By:	CD&R Investment Associates VII, Ltd., its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CLAYTON, DUBILIER & RICE FUND VII (CO-INVESTMENT), L.P.
	By:	CD&R Associates VII (Co-Investment), Ltd., its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII (CO-INVESTMENT), LTD.

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CDR USF CO-INVESTOR, L.P.
	By:	CDR USF Co-Investor GP Limited, its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CDR USF CO-INVESTOR GP LIMITED

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CDR USF CO-INVESTOR NO. 2, L.P.
	By:	CDR USF Co-Investor GP No. 2 Limited, its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CDR USF CO-INVESTOR GP NO. 2 Limited

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CD&R PARALLEL FUND VII, L.P.
	By:	CD&R Parallel Fund Associates VII, Ltd., its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

CLAYTON, DUBILIER & RICE FUND VII, L.P.
	By:	CD&R Associates VII, Ltd., its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, LTD.

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, L.P.
	By:	CD&R Investment Associates VII, Ltd., its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CLAYTON, DUBILIER & RICE FUND VII (CO-INVESTMENT), L.P.
	By:	CD&R Associates VII (Co-Investment), Ltd., its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII (CO-INVESTMENT), LTD.

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CDR USF CO-INVESTOR, L.P.
	By:	CDR USF Co-Investor GP Limited, its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CDR USF CO-INVESTOR GP LIMITED

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CDR USF CO-INVESTOR NO. 2, L.P.
	By:	CDR USF Co-Investor GP No. 2 Limited, its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CDR USF CO-INVESTOR GP NO. 2 LIMITED

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CD&R PARALLEL FUND VII, L.P.
	By:	CD&R Parallel Fund Associates VII, Ltd., its general partner

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

Date: February 10, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary